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                                                                     Exhibit 2.1

                                    AGREEMENT

                            FOR THE SALE AND PURCHASE
                     OF 41,873,851 SHARES REPRESENTING 100%
         OF THE CORPORATE CAPITAL OF ANSALDO SISTEMI INDUSTRIALI S.p.A.

                                 BY AND BETWEEN:

                      HIGH VOLTAGE ENGINEERING CORPORATION
                                  AS PURCHASER

                                       AND

                              ANSALDO INVEST S.p.A.
                                    AS SELLER

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                            SHARE PURCHASE AGREEMENT

This share purchase agreement (the "Agreement") is entered into on October 7, 1999 in Rome by and between

1. High Voltage Engineering Corporation, a company organised and existing under the laws of the Commonwealth of Massachusetts, with registered office at 401 Edgewater Place -- Suite 680, Wakefield, MA 01880-6210, United States of America, represented by Mr Russell L. Shade, Jr., in his capacity as Chief Executive Officer (the "Purchaser") duly authorized by the Board of Directors resolution dated October 7, 1999;

                                       and

2. Ansaldo Invest S.p.A., a company organised and existing under the laws of Italy, with registered offices in Genova, Piazza Carignano n. 2, Italy, subscribed and paid-in capital ITL 27,675,450,000 enrolled with the Companies' Register of the Court of Genova no. 51724, represented by Mr. Renato Conti in his capacity as Chairman (the "Seller") duly authorized by the Shareholders Meeting resolution dated October 4, 1999;

(Seller and Purchaser are collectively referred to as the "Parties").

                                     WHEREAS

A. Seller is the owner of no. 41,873,851 shares having a par value of ITL 1,000 each, representing 100 % of the corporate capital of Ansaldo Sistemi Industriali S.p.A. (the "Shares"), a joint stock company organised and existing under the laws of Italy, with registered offices at Genova, Via Pieragostini, no. 50, subscribed and paid-in capital ITL 41,873,851,000 Tax Code number 00167500248, VAT no. 03626780104 enrolled with the Register of the Companies of Genova at no. 47006/97 ("ASI").

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B.    ASI is engaged - directly and through its Subsidiaries (as such term is defined hereafter) - in the manufacturing, marketing and distribution of AC and DC electric motors, drives, converters and industrial automation systems.

C.    Purchaser is a U.S. diversified company.

D. The Seller - through its advisor Rothschild Italia S.p.A. with office in Milan, Corso Magenta, n. 12 - has solicited various potential buyers to submit offers for the purchase of the Shares of ASI.

E. Prior to entering into this Agreement, from 8th to 12th March, 1999, the Purchaser has conducted an investigation of ASI and its Subsidiaries by means of a first Due Diligence review.

F. On April 19, 1999, the Purchaser following the first Due Diligence investigation and on the basis of its own assumptions, projections and estimates, has submitted a firm and irrevocable offer to purchase the Shares.

G. After examination of said Purchaser's offer, the Seller has decided to enter into negotiations with the Purchaser and upon request of the latter, from May 17th to 21st 1999, as well as during the week of May 31st, 1999, on June 10th and 11th 1999 and from August 4th to August 6th the Seller has allowed the Purchaser to carry out a further Due Diligence investigation.

H. The Seller and the Purchaser have started negotiations on the basis of the aforementioned binding offer and have found an agreement on the terms and conditions set out hereinbelow.

NOW, THEREFORE, on the basis of the foregoing recitals, which - together with the Schedules hereto - form an integral and essential part of this Agreement, and the mutual covenants, representations, warranties, obligations and conditions set forth hereinafter, the Parties agree as follows.

1.    DEFINITIONS

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      In addition to the terms defined above and other terms defined in other
      Sections hereof or in the Schedules hereto, the following terms shall have the meanings set forth below for the purposes of this Agreement:

1.1. Accounting Principles shall mean the accounting principles applied consistently with the Company's past practices, as identified in Schedule
      1.1. hereto, which are in line: (a) as to ASI, with the principles established by the Italian Consiglio Nazionale dei Dottori Commercialisti e Consiglio Nazionale dei Ragionieri, and (b) as for the Subsidiaries listed in Schedule 1.23. Part A (as hereinafter defined), with the local generally accepted accounting principles.

1.2. Affiliate(s) shall mean any company in which Finmeccanica, directly or indirectly, owns an equity interest.

1.3. Annual Accounts shall mean the balance sheet, the profit and loss account, the integrative note and the directors' and statutory auditors' reports for the financial year ended 31st December 1998, approved by ASI's shareholders' meeting and audited by ASI's external auditors as well as the balance sheets and the profit and loss accounts of the Subsidiaries listed in Schedule 1.23 Part A (as hereinafter defined) as of the same date, all attached hereto as Schedule 1.3.

1.4. Business Day(s) shall mean any calendar day (other than a Saturday or a Sunday) on which banks are open for business in Italy and the Commonwealth of Massachusetts (U.S.A.).

1.5. Closing shall mean the purchase and sale of the Shares, the payment of the Purchase Price and the repayment of the Financial Debt(s) Towards Finmeccanica And The Seller (as hereinafter defined) pursuant to Section 2 hereafter and, in general, the execution and exchange of all documents and the performance and consummation of all obligations respectively required to be executed and consummated on the day on which the Closing is to take place pursuant to this Agreement. Unless otherwise agreed by the Parties in writing, for sake of clarity, all actions and transactions constituting the Closing shall be regarded as a single transaction so that, at the option of the Party having interest in the carrying out of an action or transaction, no action or transaction shall be deemed to have taken place if and unless all other actions and transactions shall have taken place as provided for in this Agreement.



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1.6.  Closing Date shall mean a date not later than the 30th Business Day (not exceeding December 31, 1999) following the date on which the Seller has given written notice (which notice the Seller shall give promptly) to the Purchaser that all the conditions precedent contemplated in Section 3 have been satisfied or such date as the Parties may agree in writing, on the understanding that the Closing Date shall coincide with the last Business Day of any month, or, in any case, with a Business Day not exceeding five
      (5) Days after the last Day of any month.

1.7. Closing Date Financial Statements shall mean the financial statements to be prepared by the Purchaser and dated as of the same date as the Closing Date or as of the last Business Day of the month preceding the Closing Date if the Closing Date does not coincide with the last Business Day of the month. The General Financial Debt, the Financial Debt(s) Towards Finmeccanica And The Seller, the Financial Debt(s) Towards Third Parties and the Working Capital shall be calculated for adjustments, pursuant to Sections 2.4., 2.5. and 2.6. hereinafter, based on the Closing Date Financial Statements.

1.8.  Company shall mean Ansaldo Sistemi Industriali S.p.A. and its
      Subsidiaries.

1.9. Day(s) or day(s) shall mean any calendar day(s).

1.10. Due Diligence shall mean the Due Diligence investigation and review, organised by the Seller for the benefit of the Purchaser, as set forth in
      Section 8.2, conducted by the Purchaser through its representatives, legal counsels, auditors, financial advisors and environment and safety consultants on information and matters requested by the Purchaser and made available to it by the Seller in relation to the Company.

1.11. Encumbrances shall mean, in relation to the Shares, any pledges, rights of first refusal, rights of possession, restrictions, sequestrations, privileges, liens, usufruct, burdens and rights or claims of third parties.

1.12. Euro shall mean the European currency conversion activities implemented by ASI as detailed in Schedule 1.12.

1.13. Excluded Intellectual Property shall mean the words, trademarks and tradenames "Ansaldo" and "Finmeccanica" and the signs and logos however associated with them.

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1.14. Financial Debt(s) Towards Finmeccanica And The Seller shall mean: i) the net financial indebtedness of the Company (excluding the net financial indebtedness of the Subsidiaries listed in Schedule 1.23. Part B) towards Finmeccanica and/or the Affiliate(s) and/or the Seller as of the Closing Date as identified in Schedule 1.14 which shall include all loans outstanding, notes, financial leases, financial liabilities arising from sale-lease back transactions and any other transaction having a financial nature, due to Finmeccanica and/or the Affiliate(s) and/or the Seller, net of any financial credit and of any existing cash, irrespective of whether or how such indebtedness is secured, and (ii) the amount of ITL 9,000,000,000 (nine billion) representing the selling price of the real estate in Monfalcone, as provided for in Section 4.5. of this Agreement, which the Purchaser shall cause ASI to repay to Finmeccanica and/or the Affiliate(s) and/or the Seller pursuant to the provisions under Section
      2.3. by providing the necessary financial means as per same Schedule 1.14. It is clarified that the above exclusion of the financial indebtedness of said Subsidiaries listed on Schedule 1.23. Part B shall not affect the fulfilment by said Subsidiaries of their own payment obligations at their natural expiration date(s).

1.15. Financial Debt(s) Towards Third Parties shall mean the net financial indebtedness of the Company towards third parties as of the Closing Date, (excluding the net financial indebtedness of the Subsidiaries listed in Schedule 1.23. Part B) as identified in Schedule 1.15., which shall include all loans outstanding, notes, financial leases, financial liabilities arising from sale-lease back transactions and any other transaction having a financial nature, due to banks, financial institutions and third parties, other than Finmeccanica Group and the Seller, net of any financial credit and of any existing cash, irrespective of whether or how such indebtedness is secured. It is clarified that the above exclusion of the financial indebtedness of said Subsidiaries listed in Schedule 1.23. Part B shall not affect the fulfilment by said Subsidiaries of their own payment obligation at their natural expiration date(s).

1.16. Finmeccanica shall mean Finmeccanica - Societa per Azioni with registered office in Rome, Piazza Monte Grappa, n. 4, having control on the Seller.

1.17. Finmeccanica Group shall mean Finmeccanica and any or all the Affiliates.

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1.18. General Financial Debt(s) shall mean the Financial Debt(s) Towards
      Finmeccanica And The Seller plus the Financial Debt(s) Towards Third Parties.

1.19. Guarantees shall mean all guarantees, counter-guarantees, letters of credit, letters of patronage, comfort letters, insurance policies or securities of any kind whatsoever issued by, or in any way binding, directly or indirectly, on the Seller, Finmeccanica or any Affiliate in relation to any obligation of the Company, related to the business, activities and contractual relationships of the Company including those given by Finmeccanica and the Seller in connection with the Financial Debt(s) Towards Third Parties (as presently listed in Schedule 1.19. part A and part B subject to updating as of the Closing Date).

1.20. HSR shall mean Hart-Scott Rodino Antitrust Improvements Act.

1.21. June Accounts shall mean the Company's accounts as of June 30, 1999, attached hereto as Schedule 1.21 prepared in accordance with the respective Accounting Principles of ASI and of the Subsidiaries listed in
      Schedule 1.23. Part A and structured in the form of an aggregate statement of accounts according to the principles, methods and criteria set forth in said Schedule 1.21.

1.22. Purchase Price shall mean the amount of Italian Lira to be determined pursuant to the provisions under Section 2.2.1. hereinafter, which the Parties have agreed as the price due by the Purchaser to the Seller for the sale of the Shares.

1.23. Subsidiaries shall mean the Subsidiaries of ASI which are listed in
      Schedule 1.23 Part A and Part B.

1.24. Working Capital shall have the meaning set forth in Section 2.5.

1.25. Year 2000 shall mean the 2000 occurrence implementation activities performed by ASI as detailed in Schedule 1.25.

2.    SALE AND PURCHASE OF THE SHARES

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2.1.  Sale and purchase of the Shares. The Seller hereby agrees to sell the
      Shares to the Purchaser for the Purchase Price and the Purchaser hereby agrees to purchase the Shares for the Purchase Price, under the terms and subject to the conditions set out herein. Subject to the conditions precedent referred to in Section 3 hereafter, transfer of the Shares to the Purchaser and payment of the Purchase Price by the Purchaser shall be made simultaneously on Closing Date as provided in Section 5 hereafter.

2.2. Amount of the Purchase Price and payment of the same.

      2.2.1. The Purchase Price has been agreed by the Parties in the amount of ITL 1,000,000,000 (one billion); however, should the amount of the General Financial Debt(s) at the Closing Date be lower than ITL 92,000,000,000 (ninety two billion) the above Purchase Price of ITL. 1,000,000,000 (one billion) shall be increased by an amount equal to the difference between ITL 92,000,000,000 (ninety two billion) and the amount of the General Financial Debt(s) at the Closing Date.

      2.2.2. At least 3 (three) Business Days prior to the Closing Date, the Seller shall give written notice to the Purchaser of its best estimate of the amount of the Purchase Price, calculated by the Seller as per Section 2.2.1.. Without prejudice to the provisions under Section 2.4.2. hereinafter, payment of the Purchase Price shall be made by the Purchaser on the Closing Date in immediately available funds by wire transfer to the bank account to be communicated with reasonable advanced written notice by the Seller to the Purchaser.

2.3. Payment of the Financial Debt(s) Towards Finmeccanica And The Seller. Together with the notice under Section 2.2.2. above, the Seller shall communicate to the Purchaser its best estimate of the split between the Financial Debt(s) Towards Finmeccanica And The Seller and the Financial Debt(s) Towards Third Parties. Without prejudice to the provisions under
      Section 2.4.2. hereinafter, on the Closing Date the Purchaser shall cause ASI to repay to Finmeccanica and/or to the Affiliate(s) and/or to the Seller, whichever shall result the relevant creditor, said estimated amount of the Financial Debt(s) Towards Finmeccanica And The Seller, pursuant to the provisions under said Schedule 1.14. by procuring to ASI the necessary financial means, as provided for in same Schedule 1.14.



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2.4.  General Financial Debt(s) at the Closing Date.

      2.4.1. - Amount of the General Financial Debt(s) at the Closing Date

      Taking into due account the provisions under Section 2.4.2 hereinbelow, at the Closing Date, the Seller shall have procured and obtained, to the best of its possibilities, that the General Financial Debt(s) of the Company, excluding the Subsidiaries listed in Schedule 1.23. Part B, does not exceed ITL 92,000,000,000 (ninety two billion), so reduced from the agreed amount of ITL 97,000,000,000 (ninety seven billion) in consideration of the provisions under Section 8.4 hereinafter.

      2.4.2. - Verification of the General Financial Debt(s) and adjustments

      (i) As soon as practicable after the Closing Date - but in any case not later than 60 (sixty) Days thereafter -- the Purchaser shall prepare and deliver to the Seller the Closing Date Financial Statements;

      (ii) as soon as practicable after the delivery to the Seller of the Closing Date Financial Statements - but in any case not later than 30 (thirty) Days thereafter - either Party shall have the right to request in writing that the Seller and the Purchaser or the representatives of their respective auditing firms meet in order to jointly verify the actual amount of the General Financial Debt(s), as well as of the Financial Debt(s) Towards Finmeccanica And The Seller and of the Financial Debt(s) Towards Third Parties, at the Closing Date;

      (iii) said verification shall be conducted on the basis of the Closing Date Financial Statements delivered to the Seller as above and shall be completed not later than 105 (one hundred and five) Days after the Closing Date;

      (iv) on the basis of and in accordance with the results of such joint verification, the Parties shall proceed without undue delay to the possible adjustments in respect of the General Financial Debt(s) as follows:

            a) should the Parties ascertain that the actual amount of the General Financial Debt(s) at the Closing Date was higher than ITL 92,000,000,000 (ninety two billion), the Seller shall at its option - to be

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                  communicated in writing to the Purchaser in due time - either:
                  (i) pay to the Purchaser an amount equal to the difference between ITL 92,000,000,000 (ninety two billion) and said actual amount so ascertained, increased by any amount of the Purchase Price possibly paid by the Purchaser to the Seller in excess of ITL 1,000,000,000 (one billion) in compliance with the provisions of Section 2.2, or (ii) procure that any said amount in excess of ITL 92,000,000,000 (ninety two billion) (i.e. said actual amount so ascertained, increased by any amount of the Purchase Price possibly paid by the Purchaser to the Seller in excess of ITL 1,000,000,000 (one billion) in compliance with the provisions of Section 2.2) be waived fully and unconditionally in writing by the respective creditor(s);

            b) should the Parties ascertain that the actual amount of the General Financial Debt(s) at the Closing Date was lower than the amount calculated by the Seller and communicated to the Purchaser in compliance with Section 2.3, the Purchaser shall pay to the Seller an amount equal to the difference between ITL 92,000,000,000 (ninety two billion) and said actual amount so ascertained, reduced by any amount of the Purchase Price paid by the Purchaser to the Seller in excess of ITL 1,000,000,000 (one billion) in compliance with the provisions of Section 2.2.

            The payments so due by either Party to the other or the waiver as per Section 2.4.2(iv) a) (ii) above shall be made without delay and, in any event, not later than thirty (30) Days after the date of ascertainment of the amount(s) to be paid;

      (v) should the Purchaser not comply with its obligations under Section 2.4.2.(i) and/or should the Parties be unable to meet pursuant to Section 2.4.2.(ii) and/or to complete the verification pursuant to Section 2.4.2.(iii) on or before the respective terms therein indicated, the provisions under Section 11.11 shall apply on the understanding, however, that a possible recourse to arbitration shall be made by and not later than 120 (one hundred and twenty) days from the Closing Date.

      Should a dispute arise in respect of the determination of the actual amount of the General Financial Debt(s) the Parties shall appoint an expert of common trust, selected from a primary

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      international auditing firm, in order to make an attempt to solve the dispute amicably. The cost of the above expert, if appointed, shall be shared equally between the Parties. Should the Parties not be able to agree on the appointment of said expert or should the conclusions of this latter be unacceptable for any of the Parties, the provisions under
      Section 11.11 shall apply on the understanding, however, that a possible recourse to arbitration shall be made by and not later than 120 (one hundred and twenty) days from the Closing Date.

      It is understood that the rights of either Party connected to the terms under Sections 2.4.2 (ii) and (v) above shall be forfeited if not exercised on or before the expiry dates of the relevant terms and, therefore, said rights under this Section 2.4.2. or otherwise with respect to the Company's actual General Financial Debt(s) as of the Closing Date shall cease and become null and void at the expiry dates of said relevant terms. It is also understood that notification in writing to the other Party shall be sufficient evidence of notice of one Party to the other of a request for verification of the General Financial Debt(s) and its adjustment, and therefore of that Party's exercise of its right connected to the term under Section 2.4.2. (ii) above, and that such notification shall therefore prevent any forfeiture of said Party's right.

2.5. Working Capital. The Parties agree that the Company's net working capital, excluding the net working capital of the Subsidiaries listed on Schedule
      1.23. Part B and as better identified under Schedule 2.5., at the Closing Date will be equal to ITL 98,000,000,000 ( ninety eight billion) with a tolerance of ITL 500,000,000 (five hundred million) (the "Working Capital"); therefore, any short fall with respect to the ITL 98,000,000,000 (ninety eight billion) exceeding said ITL 500,000,000 (five hundred million) tolerance shall be at charge of the Seller and, likewise, any amount exceeding said ITL 98,000,000,000 (ninety eight billion) by more than ITL 500,000,000 (five hundred million) tolerance shall be for the benefit of the same. Possible adjustments between the Parties with respect to the Working Capital will be made pursuant to Section 2.6. hereinafter.

      In this respect it is clarified that the Purchaser: (i) has reviewed to its satisfaction the June Accounts and has discussed the same in detail with the management of ASI; (ii) accepts, among others, the accounting methods and criteria as well as the evaluations and projections, applied by the Company on a consistent basis and in accordance with the past practices, adopted by the Seller in respect of the work in progress ("rimanenze" items "Lavori in corso lordi",

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      "Magazzino prodotti finiti" and "Fondo Svalutazione Rimanenze" of the June
      Accounts); and (iii) acknowledges that Seller does not guarantee the collection ("buon fine") of the commercial credits being part of the Working Capital as of the Closing Date (items "Crediti verso clienti" and "Fondo svalutazione crediti" of the June Accounts), provided that both the work in progress and the commercial credits as well as the Working Capital as of the Closing Date are calculated in accordance with the Accounting Principles applied on a consistent basis and in accordance with the Company's past practices.

2.6.  Verification of the Working Capital and adjustments.

      (i) As soon as practicable after the Seller will have received the Closing Date Financial Statements as per Section 2.4.2.(i) - but in any case not later than 30 (thirty) days thereafter - either Party shall have the right to request in writing that the Seller and the Purchaser or the representatives of their respective auditing firms meet in order to jointly verify the actual amount of the Working Capital at the Closing Date;

      (ii) said verification shall be conducted on the basis of the Closing Date Financial Statements, utilising the Accounting Principles, evaluations methods and criteria applied by the Company on a consistent basis in accordance with past practices - and shall be completed not later than 105 (one hundred five) days after the Closing Date;

      (iii) on the basis of and in accordance with the results of such joint verification, the Parties shall proceed without undue delay to the possible adjustments in respect of the Working Capital. The balance due, if any, to be calculated in accordance with the provisions of
            Section 2.5. above, shall be paid by the Seller to the Purchaser, or by the Purchaser to the Seller, as the case may be, without delay and in any event not later than 30 (thirty) days after the date of determination of the balance above mentioned;

      (iv) should the Purchaser not comply with its obligations under Section 2.4.2.(i) and/or should the Parties be unable to meet pursuant to
            Section 2.6.(i) and/or to complete the verification pursuant to
            Section 2.6.(ii) on or before the respective terms therein indicated, the provisions under Section 11.11 shall apply on the understanding, however, that a possible recourse to arbitration shall be made by and not later than 120 (one hundred and twenty) days from the Closing Date.


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            Should a dispute arise in respect of the determination of the actual amount of the Working Capital the Parties shall appoint an expert of common trust, selected from a primary international auditing firm, in order to make an attempt to solve the dispute amicably. The cost of the above expert, if appointed, shall be shared equally between the Parties. Should the Parties not be able to agree on the appointment of said expert or should the conclusions of this latter be unacceptable for any of the Parties, the provisions under Section
            11.11 shall apply on the understanding, however, that a possible recourse to arbitration shall be made by and not later than 120 (one hundred and twenty) days from the Closing Date.

      It is understood that the rights of either Party connected to the terms under Sections 2.6.(i), and (iv) above shall be forfeited if not exercised on or before the expiry dates of the relevant terms and, therefore, said rights under this Section 2.6. or otherwise with respect to the Company's actual Working Capital as of the Closing Date shall cease and become null and void at the expiry dates of said relevant terms. It is also understood that notification in writing to the other Party shall be sufficient evidence of notice of one Party to the other of a request for verification of the Working Capital and its adjustment, and therefore of that Party's exercise of its right connected to the term under Section 2.6.(i) above, and that such notification shall therefore prevent any forfeiture of said Party's right.

2.7. Escrow. To guarantee the Seller for the punctual and complete fulfilment by the Purchaser of its obligations under this Agreement up to the implementation of all the transactions contemplated for the Closing, concurrently with the signature of this Agreement the Purchaser and the Seller shall sign with Banca Popolare di Lodi the escrow agreement under
      Schedule 2.7.; upon the signature of the escrow agreement under said
      Schedule 2.7. the Purchaser shall deposit with Banca Popolare di Lodi ITL. 5,000,000,000 (five billion) for the purposes of the escrow agreement. Said escrow shall be governed by the terms and conditions set forth in the escrow agreement.

2.8. Interest. Should the Closing take place after more than 60 (sixty) days from the signing of this Agreement, interest to be calculated according to the "prime rate ABI" shall accrue on the Purchase Price and on the General Financial Debt(s) from such date until the Closing Date and such interest amount shall have to be paid by the Purchaser to the Seller at the Closing.

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2.9.  Subsequent transfer of the Shares. Should the Purchaser transfer, in whole or in part in any manner whatsoever, to a third party the Shares, within 2
      (two) years as of the Closing Date, at a selling price (the "Resale
      Price") exceeding the Purchase Price, the Purchaser shall pay to the Seller, within 30 (thirty) days of receipt of the payment of such Resale Price, an amount equal to 50% of the balance resulting from the difference between the Resale Price and the Purchase Price (the "Balance"). For the purposes of determination of the Balance due to the Seller, in the event the Shares are sold in part, the Purchase Price amount shall be reduced in proportion to the percentage of Shares sold. For the sake of clarity, the Parties agree that the above shall not apply to the transfer of the Shares to third parties in the context of mergers, demergers, joint ventures and public offerings of newly issued shares.

2.10. Upon the written request of the Purchaser, to be received by the Seller not later than 21 Business Days prior to the Closing Date, the Seller undertakes to procure the repayment, before the Closing, of an amount equal to ITL 20,000,000,000 (twenty billion) of the Financial Debt(s) Towards Finmeccanica And The Seller through utilization of an equal amount of account receivables and consequent reduction of the Working Capital by a corresponding amount of ITL 20,000,000,000 (twenty billion). In the event of such written request the figures of:

      a) ITL 92,000,000,000 (ninety two billion) as amount of the General Financial Debt(s) under this Agreement; and

      b) ITL 98,000,000,000 (ninety eight billion) as amount of the Working Capital under this Agreement,

      shall be changed respectively into ITL 72,000,000,000 (seventy two billion) with respect to the General Financial Debt(s) and into ITL 78,000,000,000 (seventy eight billion) with respect to the Working Capital; said reduced amounts shall, therefore, be applied for all the purposes of this Agreement. Should the Seller not be able to comply, in whole or in part, with the above repayment of ITL 20,000,000,000 (twenty billion) before the Closing, the above indicated reduced amounts of ITL 72,000,000,000 (seventy two billion) and ITL 78.000,000,000 (seventy eight billion), respectively, shall nonetheless be applied as stated above for all the purposes under this Agreement. In such event, the Seller shall remain creditor vis-a-vis the

      Purchaser and ASI for an amount equal to that part of said 20,000,000,000 (twenty billion) of the Financial Debt(s) Towards Finmeccanica And The Seller not repaid before the Closing as above said; in such instance, at the Closing the Purchaser and the Seller shall agree on the terms and conditions for the payment by ASI, of said Seller's credit.

3.    CONDITIONS PRECEDENT

3.1. The sale and purchase of the Shares shall be conditional upon the following:

      a) no objection to the proposed transactions shall be made by the Italian Authority for Competition and Market (Autorita Garante della Concorrenza e del Mercato, hereinafter the "Authority") in accordance with and within the terms set forth by Law no. 287 of 10th October 1990 ("Law 287"). For such purposes the Parties hereto agree to fully cooperate in the preparation of the requisite notice ("Notice").

      The Parties furthermore agree to fully co-operate in the prompt submission to the Authority of any further information or documentation that might be requested by the same. The Parties shall act in mutual consultation with respect thereto, and shall co-operate in order to comply with all measures and requests of the authorities for the purpose of completing the transactions contemplated by this Agreement. Should such measures and requests not be in conformity with this Agreement, the Seller and the Purchaser shall negotiate in good faith to amend or replace this Agreement with other valid and effective arrangements having, as far as legally permissible, substantially the same effect, having regard to the subject matter and purposes of this Agreement and the respective interests of the Parties.

      (i) In the event no formal inquiry has been commenced by the Authority the clearance shall be deemed to have occurred upon receipt of a written communication from the Authority stating that the proposed transactions will not be subject to any inquiry.

      (ii) In the event a formal inquiry has been commenced by the Authority, the clearance shall be deemed to have occurred upon receipt of a written communication from the Authority stating that, following its inquiry, it has no objection to the proposed operation at the end of the term of 45 days of the commencement of the inquiry, or at the end of the term of 75 days should the Authority have taken advantage of the provision of paragraph 8 of Article 16 of Law 287;

      b) all filings, consents, approvals or clearances which is necessary to make or obtain from the Federal Trade Commission shall have been made or obtained.

      More specifically, the Purchaser shall, with the Seller's co-operation:
      (i) as promptly and practicable after the date hereof, and, in no event, unless otherwise agreed in writing, later than 15 (fifteen) days after the date of signature of this Agreement, make such filings as may be required by the HSR with respect to the transactions contemplated herein, (ii) respond promptly to inquiries from the Department of Justice and the Federal Trade Commission in connection with such filings, (iii) file or cause to be filed as promptly as practicable with the Department of Justice and the Federal Trade Commission any supplemental information that may be requested pursuant to HSR, and (iv) seek the earliest possible termination or waiver of the waiting period under HSR's statute;

      c) the Seller shall have informed the relevant Trade Unions of this Agreement; the Purchaser shall have the option to participate in any possible subsequent meeting with the Trade Unions and, to this effect, written notice will be given by the Seller;

      d) no placed order by or existing contract with Finmeccanica or its Affiliates, as the case may be, being withdrawn or earlier terminated except as provided for therein;

      e) the Purchaser shall have procured the guarantees indicated in Section 5.3.B.(v) hereinafter;

      f) all representations and warranties by the Seller contained in Section
      7.2. shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made at and as of such date, but taking into due account the possible effects of the implementation of the provisions under Section 4 hereinafter; on the understanding, however, that possible breach(es) of said representations and warranties apt to justify refusal of the Closing by the Purchaser shall be so substantial as to materially affect the interest of the Purchaser in the transaction under this Agreement.

      g) the Purchaser shall have concluded financing arrangements with banks and credit institutions to enable it to comply with the provisions of Sections 2.3. and 5.3.B)(ii) of this Agreement, on the understanding that, upon simple demand, the Seller shall have the right, but not the obligation, at any time: (i) to be fully informed in writing of such arrangements with banks and credit institutions; (ii) to obtain copy of documents related to such arrangements; (iii) to contact for information the officers of said banks and credit institutions and to be in attendance, subject to previous written notice to the Purchaser, at any meeting which may be held with such banks and credit institutions for the purposes hereto; and (iv) to intervene to ease the conclusion of said arrangements.

3.2. Each of the Parties undertakes to use its best efforts in order to ensure that the conditions precedent referred to in this Section 3 are fulfilled as soon as practicable.

3.3. As soon as practicable, the Purchaser shall communicate in writing to the Seller that the conditions precedent under Section 3.1.a), 3.1. b), 3.1.e) and 3.1. g) have been met in order to enable the Seller to comply with the provisions under Section 5.1. hereafter.

3.4. Unless otherwise agreed in writing between the Parties, should any of the conditions precedent set forth in Sections 3.1.a), 3.1.b), 3.1.c), 3.l.d) and 3.1.f) not occur on or before December 31, 1999 for causes beyond the control of the Parties and without any fault or responsibility on either of them, either Party shall have the right to consider this Agreement null and void and to terminate it forthwith, without any claim whatsoever against the other.

3.5. Should any of the conditions precedent not occur on or before 31 December 1999, for reasons attributable to one of the Parties, then: (i) if the condition not occurred is among those indicated in Section 3.1.a) and/or 3.l.b) not consenting to proceed with the Closing, the sale and purchase transaction contemplated in this Agreement shall not be executed and the Party at fault shall be under the obligation to indemnify the other for the damages suffered by the same; and (ii) if the condition(s) not occurred is among those indicated in Section 3.1.c), d), e) and f) the Party not at fault shall be entitled to decide for the implementation or the termination of this Agreement, being entitled in either case to be indemnified by the Party at fault for the damages suffered; (iii) if the condition(s) not occurred, for any reason whatsoever, is that under Section 3.1. (g), the Seller shall have, in any case, the right to call, cash and retain as liquidated damages the amount of ITL 5,000,000,000 (five billion) deposited in escrow pursuant to
      Section 2.7..

4.    INTERIM MANAGEMENT

4.1. The Seller, except as expressly contemplated by this Agreement or otherwise consented by the Purchaser, which consent shall not be unreasonably withheld, or disclosed to the Purchaser under Schedule 4.1., represents, warrants and agrees that:

      (a) during the period between June 30, 1999, and the Closing Date, the business of the Company has been and shall be conducted only in the ordinary course and in accordance with past practises, prudent and customary under the circumstances as well as in accordance with the law;

      (b) during the period between the signing of this Agreement and the Closing Date, without the prior written consent of Purchaser:

      (i) no "dirigenti" will be hired, appointed, promoted or dismissed by the Company;

      (ii) no employees, consultants, commercial agents or representatives of the Company shall be hired or dismissed, and none of the respective rights and obligations thereof have been or shall be modified, except in the ordinary course of business in accordance with past practices or as mandated by law or applicable national collective bargaining agreements. No shop-level collective labor agreement ("accordo integrativo aziendale") shall be entered into by the Company;

      (iii) no leases, real estate conveyances, licensing contracts or distribution agreements, mortgages, pledges, joint venture agreements, loans or credit agreements of the Company shall be made, amended or terminated. This provision applies to agreements having a value exceeding ITL 1,000,000,000 (one billion) for each agreement;

      (iv) no contracts or commitments shall be entered into by or on behalf of the Company that extend beyond the Closing Date for the period of six months thereafter and involve the purchase, sale, or encumbrance of fixed assets having an aggregate value of more than ITL 2,000,000,000 (two billion);

      (v) the Company shall not commence any litigation, except for those which are necessary to preserve the business or the rights of the Company, provided that the Purchaser shall be immediately informed thereof and kept fully informed of any development, as well as of any litigation brought by third parties against the Company; in addition, the Company shall not settle any threatened or pending litigation;

      (vi) no transaction shall take place between the Company, Finmeccanica or any of the Affiliates or any of the companies belonging to the IRI (Istituto per la Ricostruzione Industriale S.p.A.) Group, except transactions at arm's length or transactions which shall not be detrimental to the Company.

4.2. Notwithstanding any provision under Section 4.1., during the interim management period the Seller shall have the right to: (i) procure that any outstanding receivables and payables respectively due from and to Finmeccanica and/or any of the Affiliates be paid to the Company and paid by the Company, as the case may be; (ii) take any appropriate action necessary to implement the provisions under Sections 2.4., 2.5. and 2.10.;
      (iii) take any appropriate action to reduce the General Financial Debt(s) in excess of ITL 92,000,000,000 (ninety two billion); and (iv) take any appropriate action in order to cause ASI to purchase from Finmeccanica the real estate in Monfalcone as per Section 4.5.; (v) take any appropriate action in order to change the name of Ansaldo Deutschland GmbH into Ansaldo Industrial Systems GmbH.

4.3. The Parties agree that after the signing of the Agreement and until the Closing Date they shall conduct meetings to be held in principle on a weekly basis. Such meetings shall be attended by senior executives on behalf of either Party and are intended to inform the Purchaser of the activity conducted by the Company after the signing of the Agreement.

4.4. The Seller shall procure that all receivables and payables as identified in Schedule 4.4., respectively due from or to Finmeccanica and/or any of the Affiliates - which fall due on or before the Closing Date - be paid to the Company or paid by the Company, as the case may be, not later than the Closing Date and/or be set off, in whole or in part.

      The Seller shall also procure that those receivables, among those identified in Schedule 4.4., due from Finmeccanica and/or any of the Affiliates, which will remain outstanding after the Closing Date, be paid to the Company when due according to their original terms.

      The Purchaser shall procure that those payables among those identified in
      Schedule 4.4., due from the Company to Finmeccanica and/or any of the Affiliates, which will remain outstanding after the Closing Date, be paid by the Company to Finmeccanica and/or the Affiliates when due according to their original terms.

4.5. The Seller shall procure that, on or before the Closing Date, ASI purchases from Finmeccanica the real estate in Monfalcone, as described in
      Schedule 4.5. hereto, free and clear from any mortgages, liens and encumbrances ("trascrizioni pregiudizievoli") which may be prejudicial to the inscription of mortgages by the Purchaser at a purchase price of ITL 9,000,000,000 (nine billion), plus VAT, to be paid by ASI at the Closing, as per Section 2.3., on the understanding that said amount of ITL 9,000,000,000 (nine billion) shall be included in the aggregate amount of the Financial Debt(s) Towards Finmeccanica and The Seller, as per Section 1.14..

5.    CLOSING

5.1. Promptly after having: (i) received from the Purchaser the communications foreseen in Section 3.3. and (ii) verified that all other conditions precedent under Section 3 have occurred, the Seller shall send to the Purchaser written notice thereof, requesting the Purchaser to proceed with the Closing and indicating the Closing Date.

5.2. Closing shall take place on the Closing Date, at the offices of Studio Carnelutti located in Rome, Via Parigi, n. 11, or in such other place as the Parties may agree upon in writing.

5.3. On the Closing Date, the Parties shall perform the following actions, which, regardless of their time sequence, shall be deemed to occur simultaneously and to constitute one single transaction:

      A)      The Seller shall:

      (i) unless otherwise indicated by the Purchaser, deliver and/or cause to be delivered to the Purchaser the share certificates representing the Shares, free and clear of any Encumbrances, duly endorsed in favour of the Purchaser;

      (ii) deliver to the Purchaser letters of resignation from the members of the board of directors of the Company as indicated in Schedule 5.3.A(ii) and use its best efforts to procure that letters of resignation from the members of the panel of the statutory auditors of the Company, with effect from the Closing Date, are obtained and delivered to the Purchaser;

      (iii) procure that shareholders meetings of ASI and of the Subsidiaries are held at the same time on such date to resolve on the appointment as directors and statutory auditors of ASI and of the Subsidiaries of those persons designated by the Purchaser in writing prior to Closing;

      (iv) sign and deliver to Banca Popolare di Lodi the letter of instructions attached hereto as Schedule 5.3.A)(iv), concerning the escrow under Section 2.7.;

      (v) procure that Finmeccanica and ASI sign the license agreement in the form set out in Schedule 5.3.A)(v);

      (vi) procure that Finmeccanica and ASI sign a lease agreement in the form set forth in Schedule 5.3.A)(vi) covering the offices of Genoa;

      (vii) deliver to the Purchaser the original document of the executed sale and purchase agreement ("contratto definitivo") between ASI and Finmeccanica related to the real estate in Monfalcone;

      (viii)  have delivered to the Purchaser the notice pursuant to Section
              2.2.2. and 2.3.;

      (viii) have delivered to the Purchaser a list of all the Company's employees as of the Closing Date;

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

      (ix) deliver to the Purchaser written confirmation that Ansaldo Industrial Automation GmbH is no longer owned by ASI, with no remaining obligations or liabilities for the same.

      B)      The Purchaser shall:

      (i)     pay the Purchase Price to the Seller as per Section 2.2. above;

      (ii) cause ASI to repay to Finmeccanica and/or the Affiliate(s) and/or the Seller the Financial Debt(s) Towards Finmeccanica And The Seller in accordance with the provisions of Section 2.3. and of

              Schedule 1.14. above;

      (iii) pay or cause to be paid to the competent authorities and in the appropriate manner, any stamp, transfer or similar taxes or charges however levied by any governmental authority on the transfer of the Shares;

      (iv) give to all the past and present directors and statutory auditors of ASI and of the Subsidiaries a written disclaimer and undertaking, as per Schedule 5.3.B.(iv), to be delivered to the Seller, to hold them harmless and indemnified against any liability arising from their acting as directors and as statutory auditors of ASI or the Subsidiaries up to the Closing Date, provided that such liability arises as a result of an action started by ASI and /or the Subsidiaries, as the case may be, and/or their shareholders and not by third parties, including authorities and receivers, and that it does not arise as a result of criminal acts, wilful default or gross negligence;

      (v)     deliver to the Seller the guarantees provided for in Section
              10.1.;

      (vi) sign and deliver to Banca Popolare di Lodi the letter of instructions attached hereto as Schedule 5.3.A)(iv), concerning the escrow under Section 2.7.;

      (vii)   deliver to the Seller a letter as per the text set-forth in
              Schedule 5.3.B)(vii);

      (viii) deliver to Seller the disclaimer letters concerning environment, health and safety pursuant to Section 8.4., as per the text set-forth in Schedule 5.3.B)(viii);

      (ix) procure that ASI signs with Finmeccanica a license agreement in the form set forth in Schedule 5.3.A)(v);

      (x) procure that ASI signs with Finmeccanica a lease agreement in the form set forth in Schedule 5.3A)(vi) covering the offices of Genoa.

5.4. Each Party agrees to take in consultation and, where necessary, in co-operation with the other Party all additional actions whether before, at, or after the Closing Date, including but not limited to all filings requested by governmental or regulatory entities reasonably necessary to complete the transactions contemplated in this Agreement.

6.    POST CLOSING COVENANTS

6.1. The Purchaser agrees not to use, nor to permit that the Company makes use of the Excluded Intellectual Property or of any other word, tradename or trademark which may induce any third party to believe that ASI or any of the Subsidiaries continue to belong to the Finmeccanica or IRI Group of companies, other than as permitted under the license agreement mentioned under Section 5.3.A)(v) above. The Purchaser agrees to ensure and procure that the Company discontinue any use of the Excluded Intellectual Property and delete any reference thereto from any notepaper, official publication, advertising, brochure or presentation material of any kind whatsoever, as from the Closing Date, other than as permitted under the license agreement mentioned under Section 5.3.A(v) above.

6.2. The Purchaser agrees to cause the Company to continue its activities in order to meet the reasonable expectations of clients, with respect to all obligations in force at the Closing Date and to follow any guidelines in that connection which may be issued by the competent regulatory authorities.

      Further the Purchaser shall procure that the Company punctually complies with its obligations under the contracts/supply orders presently in force with the Affiliates and assumes any liability in compliance with the contractual and/or law provisions applicable in respect of possible unfulfillments and/or products defects attributable to it.

6.3. Without prejudice to any termination, lay-off or any other arrangement concerning employees agreed upon with the relevant Trade Unions, the Purchaser undertakes, during 36 (thirty six) months following the Closing Date, to cause ASI to refrain from proceeding - in relation to employees of ASI employed under indefinite term contracts in force in Italy on the Closing Date, as resulting from the registers of employees - with individual or multiple dismissals except for subjective justified reasons, for "giusta causa" or collective dismissals and to refrain from having recourse to mobility and lay-off procedures under Law no. 223/91 and subsequent amendments, with the exception of workers who express their consent to be placed in mobility in accordance with the provisions of the same Law 223/91 and subsequent amendments.

      It remains understood: (i) that the exit of employees may be incentivated; and (ii) that there is no commitment on the part of the Purchaser to hire new employees so as to maintain unchanged the occupational level (head count) in force at the Closing Date.

      Should the Purchaser and/or ASI not comply fully with the provisions under this Section 6.3, the license agreement under Section 5.3.A)(v) may be terminated as provided therein, in addition to any other remedy available to the Seller.

6.4. The Purchaser agrees to allow Seller or its advisors at Seller's expense to have access for a period of 6 (six) years from the Closing Date to the accounting and tax records of the Company relating to the period prior to Closing, subject to reasonable notice.

6.5. For the period of not less than 3 (three) years after the Closing Date the Purchaser undertakes to cause the Company to maintain in force "all-risks" insurance coverages (including but not limited to product performance and contract compliance coverages), as indicated in Schedule 6.5., at terms and conditions not less favourable than those in force at the Company on the Closing Date, on the understanding that, should the Purchaser not comply with such obligation, it shall hold the Seller, Finmeccanica and any of the Affiliates, possibly involved in any risk not so insured, harmless and indemnified from any loss or damage in connection thereto.

6.6. The Seller shall obtain the continuation, for a transition period of up to 18 months from the Closing Date, of all the existing arrangements listed in Schedule 6.6. between ASI and Finmeccanica and/or any of the Affiliates, as the case may be, for the provision to or by ASI of the corporate services or for cost-sharing in respect to the shared services and facilities listed in said Schedule 6.6..

7.    REPRESENTATIONS AND WARRANTIES OF THE SELLER

7.1. The Seller does not make other representations, give other warranties or undertake other commitments with reference to ASI and the Subsidiaries, their assets, business, the Shares and more in general to the transactions contemplated under this Agreement, than those expressly given in this
      Section 7 or elsewhere in this Agreement. The representations and warranties of the Seller contained herein shall be true and correct at and as of the Closing Date, even if not expressly repeated, with reference to the situation existing at and as of the Closing Date, taking into due account the effects of the implementation of the provisions under Section 4.

7.2. Seller represents and warrants to Purchaser as follows:

      (i) Seller is a corporation duly organised and validly existing under the laws of Italy and has all requisite power and authority to dispose of the Shares;

      (ii) ASI is a corporation duly organised and validly existing under the laws of Italy; the Subsidiaries listed in Schedule 1.23. Part A and B are corporations duly authorised and validly existing under the laws of the respective countries of incorporation;

      (iii) There does not exist any shareholders agreement or similar agreement, undertaking, covenant, nor obligation, between ASI and the shareholders or holders of interest in any of the Subsidiaries;

      (iv) the Shares are duly authorised, validly issued and fully paid. There are no Encumbrances with regard to the Shares;

      (v) the Seller has good, marketable, full and exclusive title to the Shares, representing 100% of the authorised, issued and outstanding stock of ASI; with respect to the Subsidiaries ASI has good, marketable, full and exclusive title, free of Encumbrances, to the respective shares as per Schedule 7.2.(v);

      (vi) the June Accounts fairly represent the financial position and the results of the Company at June 30, 1999 and have been prepared in accordance with the Accounting Principles and with the criteria set forth in Schedule 1.21.; the Annual Accounts have been prepared in accordance with the Accounting Principles and with the criteria set forth in Schedule 1.1, they are true and accurate and fairly represent the financial position and the results of the Company at December 31, 1998;

      (vii) save as indicated in Schedule 7.2 (vii), the Company is not engaged, as plaintiff or defendant or otherwise, in any civil or arbitration proceeding (except for debt collection by Suppliers and/or the Company in the ordinary course of business and for proceedings brought by third parties against the Company);

      (viii) the Company has, and shall have on the Closing Date, full title, exclusive possession and use of all the material assets listed in
              Schedule 7.2.(viii) utilized in its activity, free from any and all mortgages, pledges, encumbrances, privileges, registrations, and rights of third parties, except as indicated in said Schedule and except that certain items may have been replaced with items of like nature, as customary in the ordinary course of business, and that these are all the assets utilized by the Company up to the Closing in its activities;

      (ix) the Company has and shall have on the Closing Date the applications, authorizations, licenses, governmental authorizations, permits, certifications and registrations listed in Schedule 7.2.(ix) utilized in the carrying out of its activities;

      (x) since December 31, 1996 the Company has not received from the relevant competent authorities notices of alleged material violations by the Company of the authorizations, licenses, permits and approvals utilized by the Company to conduct its business, except as indicated in Schedule 7.2 (x), on the understanding that this provision does not apply to possible notices of violations already fully settled;

      (xi) the Company holds title for the use of the patents, trademarks and commercial trade names listed in Schedule 7.2.(xi) (the "Intellectual Property"). The Intellectual Property is valid, effective and in existence under the applicable laws. Except as disclosed to the Purchaser, there does not exist any agreement, contract, nor obligation which grants, reserves, or guarantees to any third parties the license or right to use the Intellectual Property; in the same manner, the Company has no obligation with respect to third parties for royalties or any other obligation in relation to the utilization of the Intellectual Property. To the Seller's best knowledge, neither the Seller, the Company or Finmeccanica have received any notice of any claim of third parties in respect of the Intellectual Property;

      (xii)   in labor matters:

              (a) the employees of the Company shall be as per Schedule 7.2.(xii)(a) and the terms and conditions of their employment have been communicated to the Purchaser;

              (b) the agents and consultants of the Company, as well as the terms and conditions of their relationship with the Company, have been communicated to the Purchaser;

      (xiii)  action on Euro implemented by ASI is described in Schedule 1.12;

      (xiv)   action on Year 2000 implemented by ASI is described in Schedule
              1.25;

      (xv) To the Seller's best knowledge, the information supplied to the Purchaser during the Due Diligence, as per Schedule 8.2, is true and correct;

      (xvi) since December 31, 1998 the Company has conducted its business in the ordinary and usual course and no material damages or harm have occurred to the assets listed in Schedule 7.2.(viii).

8.    REPRESENTATIONS, WARRANTIES AND INDEMNITY OF THE PURCHASER/DISCLAIMERS

8.1. Representations and warranties. As of the Closing Date, Purchaser represents and warrants to Seller as follows:

      (i) Purchaser is a company duly organised and validly existing under the laws of the Commonwealth of Massachusetts and has all necessary power and authority to enter into this Agreement and to carry out the activities contemplated herein;

      (ii) the entering into this Agreement, and the performance of the obligations contemplated herein by the Purchaser, shall not: (i) violate any law or regulation applicable to the Purchaser or any provision contained in the by-laws of the Purchaser; nor (ii) violate any undertaking or contractual provision by which the Purchaser is bound;

      (iii) the Purchaser has taken all resolutions and other corporate or requisite actions necessary to grant the signatories of this Agreement the appropriate powers to execute, deliver and perform all the obligations of the Purchaser provided in this Agreement, and to make such provisions binding and enforceable on the Purchaser;

      (iv) with the exception of the Italian antitrust and HSR filings the consummation of this purchase by the Purchaser does not require any filings with, or approval or other authorisation by any public or governmental authority, national or supranational, other than as provided in this Agreement;

      (v) the Purchaser has no knowledge of any circumstance which may constitute a breach by the Seller of any of the representations and warranties set out in Section 7 above;

      (vi) the Purchaser has adequate resources, including financial resources, to perform all of the obligations assumed by it under this Agreement.

8.2. Due Diligence. The Purchaser acknowledges and declares that it has carried out a Due Diligence investigation relating to the Company including, without limitation, corporate, industrial, real property, commercial, environmental, legal, financial, tax and accounting aspects. The Purchaser is, therefore, fully aware of the economic, financial and legal status of the Company and has been given the opportunity to make full inquiry of the Seller, the Company and its relevant activities. A summary of the investigations carried out by the Purchaser during the Due Diligence is reported in Schedule 8.2. attached. The Purchaser, therefore, acknowledges to have received all information requested, to have reviewed in details the Annual Accounts and the June Accounts and to have discussed with the management of ASI the accounting approaches and evaluations utilised by the Seller for their preparation and the goodwill as evaluated therein. The Seller acknowledges that the disclosures made during the




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      Due Diligence do not affect or reduce any of the Seller's representations and warranties under Section 7.

      Access to books and records of the Company, other than those indicated in
      Schedule 8.2, and to its sites in Milano, Genova, Montebello, Brendola, Trieste, Monfalcone, Houston, Chesterfield and High Wicombe has been obtained through the managers identified in Schedule 8.2..

8.3. Indemnification by Purchaser. The Purchaser hereby agrees to hold the Seller fully harmless and indemnified against any loss, liability, damage or cost deriving from any breach of the Purchaser's representations and warranties set out in this Section 8.

8.4. Disclaimer and indemnification by the Purchaser in respect to environment, health and safety. The Purchaser acknowledges to have been able to make, through its specialist consultants, an investigation of the environment, health and safety aspects and matters concerning the Company, thus being fully satisfied of the information acquired and of the evaluations made by its experts in connection thereto; the Purchaser, therefore, for the consideration specifically received in connection with the General Financial Debt(s), declares to accept, take upon itself and bear, without limitation whatsoever, any liability, loss(es), damage(s), cost(s) and expense(s) howsoever connected with or deriving from the environment, health and safety situation of the Company at present and at the Closing Date. The Purchaser, therefore, shall hold harmless and indemnify, in compliance with the disclaimer under Schedule 5.3.B)(viii) the Seller, Finmeccanica and the Affiliates, as well as their officers and directors, which/who could be involved in said environment, health and safety matters, from any claim, liability, loss(es), damage(s), cost(s) and expense(s), including reasonable legal costs and expenses, in any way deriving from or connected with said environment health and safety situation and matters, and possible violations of the applicable law provisions, related to and/or affecting the real estates, plants, lands, buildings, offices, etc. owned and/or used by the Company, with respect to both present and future applicable laws and regulations.

8.5. Milano's land. plant and buildings. The Purchaser is fully aware of the situation concerning the ownership of the land, plant and buildings in Milan (Viale Sarca) and of the use thereof by ASI and shall have no claim or right whatsoever vis-a-vis the Seller and/or Finmeccanica in

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      connection with the position which the landlord will take with respect to such land, plant and buildings located thereon. The Seller has delivered to the Purchaser a copy of the letters which are attached hereto as
      Schedule 8.5.

9.    SELLER'S OBLIGATIONS FOR INDEMNIFICATION

9.1.  Seller's responsibility

      9.1.1. The Seller agrees to hold the Purchaser harmless and indemnified, subject to the conditions and within the limits set forth below, from damages, costs, losses or liabilities (for all purposes of this Agreement, the "Loss" and/or the "Losses") which are a consequence of the breach by the Seller of any of the representations and warranties specified in Section 4 and 7 above and/or of other provisions of this Agreement, provided that the Seller's obligation for indemnification hereunder shall not exist in relation to a Loss deriving from facts or circumstances which were known by the Purchaser or are the subject of an exception to the representations and warranties under this Agreement

 9.2. Exclusions and Restrictions

      9.2.1. The Seller shall not be liable for indemnification under this
             Section 9 unless the individual Loss claimed by the Purchaser hereunder is for more than ITL 50,000,000 (fifty million), on the understanding that said exemption of liability of the Seller shall also apply to claims exceeding the above limit whose final ascertained Loss is less than ITL 50,000,000 (fifty million).

      9.2.2. The Seller's indemnification obligation hereunder shall become effective only when the cumulative amount of individual Losses indemnifiable (i.e. exceeding ITL 50 million) by the Seller pursuant to Section 9.2.1 exceeds ITL 1,000,000,000 (one billion), on the understanding that, if said threshold is exceeded, the Seller shall be liable to pay only the exceeding amount.

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      9.2.3. Without prejudice to the provisions under Section 9.2.1. and
             9.2.2., the indemnification obligations of the Seller herein provided for shall:

             (i) be limited to and not extend beyond the reimbursement of the sum(s) paid by the Purchaser or the Company to third parties pursuant to the relevant enforceable judgement rendered by the competent court or deciding authority or the damage finally actually suffered, as the case may be; payment thereof shall be made by the Seller to the Purchaser or the Company within 60 (sixty) days thereafter; and

             (ii) not comprise any indirect loss of profit and loss of business (howsoever characterized), having been suffered or sustained by the Purchaser or by the Company; and

             (iii) be set-off against or reduced by an amount equal to the tax benefit actually enjoyed by the Company as a consequence of its suffering the Loss which is the subject of the Purchaser's claim for indemnification; and

             (iv) be set-off against or reduced by the amount that the Company has received or is entitled to receive from any third party with reference to the specific matter which is the subject of the request for indemnification, net of the Company's costs and expenses incurred in obtaining such payment.

      9.2.4. The Seller shall have the right to set-off any indemnifiable Loss which is the subject of a claim by the Purchaser against any amounts due from the Purchaser to the Seller in connection with this Agreement.

      9.2.5. Should the Seller be responsible for any breach under Section 9.1.1., in no event the cumulative amount payable by it to the Purchaser and/or to the Company by way of indemnification pursuant to this Section 9 or otherwise under this Agreement shall exceed a sum equal to ITL 8,400,000,000 (eight billion four hundred million).

      9.2.6. Any right of the Purchaser to be indemnified by the Seller pursuant to this Section 9 or otherwise under this Agreement shall expire and become null and void on the last calendar day of the second anniversary of the Closing Date or on the date when the Seller's indemnification obligation ceiling has been reached, whichever occurs first,

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             except for the right of the Purchaser to be indemnified in respect of possible breach(es) of the representations and warranties under
             Section 7.2. (i), (ii), (iv) and (v) which shall expire and become null and void at the end of the relevant statute of limitation period(s).

9.3.  No duplication of the means for protection

      9.3.1. It is understood that the right of the Purchaser to be held harmless and to obtain indemnification pursuant to this Section 9 shall rule out and make null and void, and therefore waived, any other right, remedy, claim or means of protection available to the Purchaser pursuant to the Agreement and/or any applicable law provisions in relation to the Seller's responsibility for breach(es) covered in Section 9.1.1..

      9.3.2. In addition, the Purchaser shall not be entitled to indemnification for Losses for which the Company has made reserves in the June Accounts as per Schedule 9.3.2. to the extent of said reserves.

9.4.  Procedure for indemnification

      9.4.1. Subject to the provisions of Sections 9.1., 9.2. and 9.3 above, the procedure to be followed by the Purchaser to obtain indemnification shall be as set forth in the following paragraphs of this Section 9.4.

      9.4.2. The Purchaser shall provide the Seller with written notice of any fact, act or omission which may result in the Company or the Purchaser suffering a Loss for which the Seller is liable, promptly after knowledge thereof and in any event by and not later than 15 (fifteen) Business Days from such knowledge.

             In any event, the above notice shall contain: (i) sufficient details on the Loss; (ii) identification of the provision(s) of the Agreement invoked as basis for the claim; (iii) the amount claimed;
             (iv) any other available information and documentation for a better appraisal of the claim by the Seller.

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             Failure of the Purchaser to serve the above notice together with said details and within the above time limit, shall constitute a waiver by the Purchaser of its relevant rights of indemnification, which shall, therefore, cease to exist and become null and void.

             For the purposes of this Section 9.4.2., knowledge by the Company shall be deemed to be knowledge by the Purchaser.

      9.4.3. The Seller shall have the right, and not the obligation, to participate in the Purchaser's and the Company's actions in respect of the circumstances which gave rise to the claim made by the Purchaser and the Purchaser agrees to and to cause the Company to:
             (a) keep the Seller duly and promptly informed of any notice, communication or other information however received by the Company in relation to such claim; (b) co-operate with the Seller in respect of the relevant remedies and actions, by giving the Seller full access to all records, files and data relating thereto and by providing the necessary support from its employees; and (c) abide by any reasonable instructions of the Seller in the conduct of the legal proceedings and/or settlement negotiations and/or other initiatives in relation thereto, which are not in conflict with the Company's interest.

      9.4.4. Without prejudice to the foregoing, the Purchaser shall take all reasonable actions, including resisting the relevant third parties' claims, which may be required to mitigate the amount of the Loss for which indemnity is sought hereunder and shall cause the Company to take all such reasonable actions and shall keep the Seller promptly and fully informed of any such initiative or actions.

      9.4.5. The taking by the Purchaser or the Company of any initiative, settlements included, in respect of any third party's claim without the Seller's prior written consent, which consent shall not be unreasonably withheld, other than in accordance with Sections 9.4.3 and 9.4.4 above, or the failure by the Company to comply with the foregoing provisions of this Section 9.4 shall result in the Seller being discharged from its obligations to indemnify the Purchaser in respect of said claim.

      9.4.6. In no event the Seller shall be responsible for and/or shall be liable to pay any indemnification for damages to Purchaser or to the Company on the basis that any breach of the representations and warranties set out in Sections 4 and 7 or elsewhere in

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             this Agreement diminishes the value of the Company in the absence of an actual and realised economic loss deriving from such breach.

      9.4.7. Notwithstanding any other provision of this Section 9, the Purchaser may not assert any claim against the Seller for indemnification or otherwise to the extent that such claim would arise from, or be increased as a result of, any change in the applicable law or in the interpretation of any existing law after the date of signature of this Agreement.

10.   RELEASE FROM GUARANTEES

10.1. Purchaser shall: (a) procure that within 90 (ninety) days from the Closing Date the Seller, Finmeccanica and any Affiliate are released from any obligation in any way arising from the Guarantees listed in Schedule 1.19 part A; and (b) make its best efforts in order to procure that the Seller, Finmeccanica and any Affiliate(s) are released from any obligation in any way arising from the Guarantee(s) under Schedule 1.19 part B, on the understanding that, should such release not be obtained, within said 90 (ninety) days term, the Purchaser shall deliver to the beneficiary(ies) of said Guarantee(s) under Schedule 1.19. part B, with copy to the Seller, a guarantee(s) whose content shall not be less extended than that of the Guarantee(s) under Schedule 1.19. part B given by Finmeccanica and/or the Seller and/or the Affiliate(s) and not released as above said.

      On the Closing Date, the Purchaser shall deliver to the Seller, also for the benefit of Finmeccanica and the Affiliates:

      (i) a first demand guarantee issued by Assicurazioni Generali S.p.A. in the form attached hereto as Schedule 10.1.(i) for an amount equal to the aggregate outstanding amount of the Guarantees under Schedule 1.19. part A which have not been released on the same Closing Date. Such guarantee shall secure repayment to the Seller, Finmeccanica and the Affiliates of any amount payable by the same under the Guarantees listed in Schedule
      1.19 part A and shall remain in effect until expiration of the Seller's, Finmeccanica's and the Affiliates' obligations or exposure

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      under said Guarantees and shall, from time to time, be reduced proportionately to the releases of the Seller, Finmeccanica and the Affiliates obtained through the Purchaser; and

      (ii) a guarantee issued by the Purchaser in the form attached hereto as
      Schedule 10.1.(ii). Such guarantee shall secure repayment to the Seller, Finmeccanica and the Affiliates of any amount payable by the same under the Guarantees listed in Schedule 1.19. part B and shall remain in effect until expiration of the Seller's, Finmeccanica's and the Affiliate's obligations or exposure under said Guarantees and shall from time to time, be reduced proportionately to the release of the Seller, Finmeccanica and the Affiliates obtained through the Purchaser.

      The Purchaser shall indemnify and hold harmless the Seller, Finmeccanica and the Affiliates from any loss, damage, cost and expenses in any way arising from the call and /or the lack of timely release and/or the extension of the Guarantees, including costs and expenses borne by the Seller and Finmeccanica, as well as any fees due to the same, for keeping in force the Guarantees from the Closing Date to the dates of the respective releases, unless such costs, expenses and fees are paid directly by the Company; on the understanding, however, that the Seller and Finmeccanica hereby waive the right to be paid the fees due by the Company to them from the Closing Date until December 31, 1999 only in respect of said outstanding Guarantees. Any amount to be so reimbursed or directly paid by ASI shall be credited to the Seller, Finmeccanica and/or the Affiliates and/or third parties, as the case may be, at the due date(s), but in any case not later than 15 (fifteen) days from the relevant requests of reimbursement or direct payment(s), as the case may be.

      Without prejudice to the right of first demand under the guarantee indicated in Schedule 10.1 .(i), the Seller, before making any call on such guarantee, will inform the Purchaser, as soon as reasonably possible, of any notice received by any holder(s) of the Guarantees under Schedule
      1.19. part A, claiming breach(es) of the relevant commercial orders or contracts and/or calling of said Guarantees and will give to the Purchaser, if and to the extent reasonably possible, sufficient time to contact the claiming party and take the necessary measures to avoid any threatened or requested call of said Guarantees.

10.2. From the Closing Date, the Purchaser shall grant or shall procure to be granted the guarantees and financial support which may be required by the Company in the conduct of its business.

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11.   MISCELLANEOUS

11.1. Entire Agreement and modification. This Agreement and the Schedules hereto constitute the entire Agreement between the Parties relating to the subject matter hereof. Any modification of this Agreement or additional obligation assumed by any Party in connection with the subject matter hereof shall be binding only if evidenced in writing and signed -by the duly authorised representatives of Purchaser and Sellers.

11.2. Waiver. The waiver of any right under this Agreement by any Party hereto shall not be construed as a waiver of the same right at a future time or as a waiver of any other right under this Agreement.

11.3. Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition and unenforceability without invalidating the remaining provisions hereof. However, the Parties hereby undertake to use their best efforts to agree on substitute valid provisions which may achieve as closely as possible the same economic effects as the invalid provisions.

11.4. Transfer taxes. All transfer, notarial and other costs and expenses in connection with the transfer of the Shares shall be borne by Purchaser, except for taxes due in case of transfer of shares that Italian law requires to be paid by the Seller.

11.5. Costs and expenses. Each Party shall bear and pay its own legal, accountancy and other professional costs in relation to this Agreement and the performance of the obligations contemplated by it.

11.6. Confidentiality. This Agreement and any information provided by either Party to the other or to the Company shall be confidential, save to the extent that information is required to be given to any statutory, governmental or regulatory authority. Any press release concerning this Agreement shall be agreed between the Parties with the participation of Rothschild Italia S.p.A. and Delzanno and Co. Inc..

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11.7. Titles and subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

11.8. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand against acknowledgement of receipt or mailed, certified or registered mail with postage prepaid, or sent by facsimile or courier, as follows:

      11.8.1. if to the Seller:

              Ansaldo Invest S.p.A.

              Piazza Carignano, n. 2

              Genova

              Italy

              Attention:

              Mr. Renato Conti

              or to such other person or address as Sellers shall designate by notice in the manner provided in this Section 11.8;

      11.8.2. if to the Purchaser:

              High Voltage Engineering Corporation

              401 Edgewater Place - Suite 680

              Wakefield, MA 01880 - 6210

              United States of America

              Attention:

              Mr. Peter Hemme

              Vice President of Finance

              or to such other person or address as Purchaser shall designate by notice in the manner provided in this Section 11.8;

      11.8.3. as to Finmeccanica:

              Finmeccanica S.p.A.

              Piazza Montegrappa, n. 4

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              00195 Roma

              Italy

              Attention:

              Servizio Affari Legali, Tributari e Societari

              or to such other person or address as Finmeccanica shall designate by notice in the manner provided in this Section 11.8.

11.9. Assignment. This Agreement and all the provisions hereto shall be binding upon and inure to the benefit of the Parties hereto and their respective legal representatives, successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations of Sellers or Purchaser hereunder shall be assigned without the prior written consent of the other Party.

11.10. Applicable law. This Agreement and all connected undertakings, deeds, documents and instruments shall be governed by and construed and interpreted under the laws of Italy.

11.11. Jurisdiction. Any dispute arising out of or in connection with the present Agreement, its implementation, interpretation, termination or enforcement shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce (ICC) by three arbitrators who shall be appointed one by the claimant, one by the respondent and the third one, who shall act as President of the Arbitral Tribunal, shall be appointed by the two arbitrators so selected by the Parties within 30 (thirty) days from the date of appointment of the arbitrator named by the respondent. Should said two arbitrators appointed by the Parties not be able to agree on the third arbitrator, this latter shall be appointed by the Court of Arbitration of the International Chamber of Commerce. The language of the arbitration shall be the English language. In rendering their award the Arbitral Tribunal shall apply Italian law and not equity principles. The venue of the arbitration shall be Geneva, Switzerland.

        Should Finmeccanica, as guarantor, participate to the arbitral proceedings it shall be considered for all the purposes under this
        Section 11.11 as one only party with the Seller.

        Should the Designee under Section 11.13 participate to the arbitral proceedings it shall be considered for all the purposes under this
        Section 11.11. as one party with the Purchaser.

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11.12.  Finmeccanica Guarantee. This Agreement is countersigned by Finmeccanica as guarantor ("fideiussore"), joint and several, of all Seller's obligations and undertakings under this Agreement, within the limits of Seller's liability as provided for in this Agreement. Such direct guarantee relationship between Finmeccanica and the Purchaser shall be governed by, construed and interpreted under the laws of Italy. Finmeccanica agrees to submit to arbitration as provided for in Section
        11.11. above.

11.13. Right to Designate. Purchaser may purchase the Shares through a corporation or a company, provided that: (i) it notifies in writing the Seller of its intention to do so not later than 10 Business Days prior to the Closing Date indicating the name of the corporation or company which shall purchase the Shares ("Designee"); (ii) the Designee is, directly or indirectly, a wholly-owned subsidiary of the Purchaser; and
        (iii) the Designee accepts in writing at the Closing to be bound by all the obligations of the Purchaser under this Agreement, countersigning the same for said purposes.

        In any event the Purchaser shall not be relieved from any of its obligations under this Agreement and shall remain jointly and severally liable with the Designee for the full and prompt fulfilment of all of the Purchaser's obligations under this Agreement.

11.14.  COUNTERPARTS

        This Agreement and the Schedules hereto are executed in three counterparts, each of which shall be deemed an original.

                                 *     *     *

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by them in their individual capacity or as the case may be by their duly authorised representatives as of the date first written above in two copies.

ANSALDO INVEST S.p.A.                             HIGH VOLTAGE ENGINEERING CORP.

By /s/ Agusto Couli                               By /s/ Russell L. Slade Jr.
   ----------------------                            ------------------------




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FINMECCANICA S.p.A. as Guarantor

represented by Mr Alberto Rosania

duly empowered by power special power of attorney of October 7, 1999

By /s/ Alberto Rosania

   ----------------------




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